ISSUED ON BEHALF OF RELX PLC AND RELX NV
Director/PDMR Shareholdings

1		Details of the person discharging managerial responsibilities /
person closely associated
a	)	Name	Henry Udow
2		Reason for the notification
a	)	Position/status	PDMR

b	)	Initial notification	Initial Notification
/Amendment

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a	)	Name	RELX PLC

b	)	LEI	549300WSX3VBUFFJOO66

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date;
and (iv) each place where transactions have been conducted
a	)	Description of the	Ordinary Shares of 14 51/116p each
		financial instrument,	(‘Ordinary Shares’)
type of instrument
		Identification code	ISIN: GB00B2B0DG97
b	)	Nature of the transaction	Exercise of options over 1,269
Ordinary Shares, granted 26 May 2014
under the RELX Group plc 2013 SAYE
Share Option Scheme

c	)	Price(s) and volume(s)
			Price(s)	Volume(s)
			£7.0880	1,269
d	)	Aggregated information	n/a (single transaction)
- Aggregated volume
- Price
e	)	Date of the transaction	2017-08-02

f	)	Place of the transaction	Outside of a trading venue